SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________________________

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1999

OR

[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________ to ___________

Commission file number: 0-10967
________________________________

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN ________________________________

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Midwest Bancorp, Inc.
300 Park Boulevard
Suite 405, P.O. Box 459
Itasca, Illinois 60143-0459
Page 1 of 17 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3

Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule

Exhibits

Sequentially Numbered Page

Consent of Ernst & Young LLP	17

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 1999 and 1998

(With Report of Independent Auditors)

Report of Independent Auditors

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 6, 2000

See accompanying notes to financial statements.

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 1999 and 1998

(1)	Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 1999 and 1998 included a contribution of 2% of eligible participant compensation and a discretionary contribution of up to an additional 6% of eligible participant compensation. Company contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company contributions and participants become vested in Company discretionary contributions after seven years.

Contributions by participants of up to 10% of eligible compensation are allowed on a tax deferred basis under the provisions of Internal Revenue Code (the Code) section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company contributions and Company discretionary contributions to any of the investment options offered by the Plan.

Company contributions are reduced by any forfeitures during the year.
Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Trust Company, N.A., (Trustee), a subsidiary of the Company and a party-in-interest.
Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in

(1)	Description of the Plan (continued)

Participant Loans (continued)

the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.
(2)	Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments are reported at fair value which, except for short-term investments and loans to participants, is determined using quoted market prices. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 1999 and 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 statements have been reclassified to conform with the 1999 presentation.

(3)	Investments

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:

Dividends received by the Plan on First Midwest common stock during 1999 and 1998 amounted to $1,107,513 and $875,642, respectively. Net appreciation on First Midwest Common Trust Funds amounted to $3,356,450 and $3,458,162, respectively.

As of December 31, 1999 and 1998, the Plan held the following investments that comprised 5% or more of the Plan's net assets:
(4)	Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated June 22, 1996, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the previous determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, income of the related trust is exempt from tax under Section 501(a) of the Code.
(4)	Income Taxes (continued)

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.
(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.
(6)	Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that have been reported by participants but remains unpaid. This amount was $1,275,775 for 1999 and $782,736 for 1998, respectively. In accordance with generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.
(7)	Plan Acquisitions

On July 1, 1998, the Company acquired Heritage Financial Services, Incorporated whose principal subsidiary was Heritage Bank. The Heritage Financial Services, Incorporated Profit Sharing Plan ("Heritage Plan") was merged into the Plan on January 1, 1999. Assets of the Heritage Plan have been transferred to the Plan, and are allocated to participants and beneficiaries in the same manner and amounts under the Plan as prescribed by ERISA.

On October 1, 1997, the Company acquired SparBank, Incorporated whose principal subsidiary was McHenry State Bank. The McHenry State Bank Profit Sharing and Savings Plan and Trust ("McHenry Plan") was merged into the Plan on January 1, 1998. Assets of the McHenry Plan have been transferred to the Plan and are allocated to participants and beneficiaries in the same manner and amount under the Plan as prescribed by ERISA.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
SHORT-TERM INVESTMENT						
	Short-Term Investment Fund:					
	Goldman Sachs Financial Square Prime Fund #462		5.480%		$ 10,980,846	$ 10,980,846
U.S. GOVERNMENT AND GOVERNMENT AGENCY SECURITIES						
	Long-Term Government and Government Agency Securities					
	United States Treasury Note	04/30/01	6.250%	250,000	253,750	250,235
	United States Treasury Note	08/31/01	6.500%	100,000	99,109	100,406
	United States Treasury Note	10/31/01	6.250%	175,000	177,906	175,055
	United States Treasury Note	11/30/01	5.875%	250,000	253,945	248,437
	United States Treasury Note	05/15/02	7.500%	50,000	51,391	51,328
	United States Treasury Note	08/15/02	6.375%	150,000	150,531	150,328
	United States Treasury Note	02/15/03	6.250%	100,000	99,641	99,719
	United States Treasury Note	08/15/03	5.750%	150,000	150,586	146,953
	United States Treasury Note	02/15/04	5.875%	100,000	100,953	98,312
	United States Treasury Note	05/15/04	7.250%	100,000	102,094	103,000
	United States Treasury Note	08/15/04	7.250%	225,000	220,043	231,962
	United States Treasury Note	05/15/05	6.500%	100,000	100,922	100,063
	United States Treasury Note	05/15/06	6.875%	100,000	101,875	101,719
	United States Treasury Note	10/15/06	6.500%	250,000	255,469	249,375
	United States Treasury Note	02/15/07	6.250%	100,000	95,406	98,438
	United States Treasury Note	08/15/07	6.125%	325,000	339,180	317,078
	United States Treasury Note	08/15/09	6.000%	250,000	250,703	242,266
	Federal National Mortage Assoc.	03/15/02	5.375%	250,000	248,950	244,063
	Federal Home Loan Mortgage	07/15/04	6.250%	75,000	74,309	73,383
	Federal National Mortgage Assoc.	02/13/04	5.125%	150,000	147,891	141,094
	Federal Home Loan Bank Bonds	03/22/06	5.665%	150,000	150,563	140,344
	Federal Home Loan Bank Bonds	01/12/09	5.450%	150,000	151,208	134,204
	Short-Term Government and Government Agency Securities					
	United States Treasury Note	01/15/00	6.375%	150,000	151,172	150,094
	United States Treasury Note	02/29/00	7.125%	50,000	50,406	50,172
	Student Loan Marketing Assoc.	09/14/00	6.050%	150,000	149,623	149,625
	United States Treasury Note	11/30/00	5.625%	300,000	300,328	298,875
					4,227,954	4,146,528

See accompanying Report of Independent Auditors.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
	Dell Computer Corp.			1,520	$ 5,164	$ 77,520
	Dow Chemical Co.			430	40,720	57,459
	EMC Corp.			1,260	33,453	137,655
	Emerson Electric Co.			100	6,279	5,738
	Exxon Mobil Corp.			1,807	80,030	145,577
	FPL Group, Inc.			1,385	68,063	59,296
	Federated Department Stores			900	46,609	45,507
*	First Midwest Bancorp, Inc.			1,813,922	17,919,068	48,068,933
	Firstar Corp.			5,560	154,983	117,455
	Ford Motor Corp.			1,840	76,822	98,096
	GPU Inc.			2,000	83,503	59,500
	General Dynamics Corp.			1,220	82,155	64,355
	General Electric Corp.			2,360	103,572	365,210
	Helmerich & Payne			1,680	43,057	36,540
	Home Depot, Inc.			650	11,717	67,031
	Honeywell International			1,100	26,492	63,457
	Ingersoll-Rand Co.			940	50,998	51,759
	Intel Corporation			2,035	55,421	167,507
	International Business Machines			1,120	126,209	120,820
	Johnson & Johnson Co.			760	68,366	70,870
	KLA Tencor Corp.			1,300	61,875	144,787
	Kimberly Clark Corp.			1,430	84,903	93,576
	Knight Ridder			790	42,923	47,055
	Lexmark Int'l Group Inc.			890	58,422	80,545
	Lincoln Nat'l Corp.			1,230	61,396	49,200
	Lucent Technologies			1,300	77,767	97,500
	MCI Worldcom, Inc.			2,440	130,860	194,211
	MGIC Investment Corp.			1,515	82,814	91,185
	McDonalds Corp.			550	13,331	22,172
	Merck & Co., Inc.			2,500	43,069	167,970
	Microsoft Corp.			4,460	174,554	520,705
	Morgan Stanley, Dean Witter			1,050	82,982	149,887
	Network Appliance Inc.			660	50,490	54,822
	PPG Industries, Inc.			735	30,455	45,984
	Pfizer Inc.			3,150	109,371	102,180
	Philip Morris Companies, Inc.			530	18,432	12,190
	Proctor & Gamble			970	29,333	106,276
	Providian Financial Corp.			825	65,515	75,127
	Qualcomm Inc.			200	39,563	140,900
	Royal Dutch Petroleum			1,875	110,039	113,556
	Safeway, Inc.			1,100	38,231	39,325
	Schering-Plough Corporation			3,900	22,234	165,262
	Sherwin-Williams Co.			1,200	25,821	25,200
	Siebel Sys Inc.			600	39,019	50,400
	Solectron Corp.			910	40,272	86,564
	Sysco Corp.			1,550	51,157	61,323
	TJX Companies			1,970	45,272	40,263
	TRW Inc.			280	15,335	14,543
	Tellabs, Inc.			1,550	48,991	99,491

See accompanying Report of Independent Auditors.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
	Texas Instruments Inc.			440	$ 34,795	$ 42,515
	Tommy Hilfiger			350	12,812	8,181
	Tyco Int'l Ltd New			1,920	59,038	74,880
	UAL Corp.			360	24,080	27,923
	UST Inc.			1,200	36,891	30,226
	United States Cellular Corp.			825	76,585	83,274
	Univision Communications			1,060	88,705	108,319
	Wal-Mart Stores, Inc.			2,960	130,286	204,610
	Walgreen Co.			650	10,746	19,012
	Weyerhauser Co.			840	51,501	60,323
					22,846,540	55,568,720
COMMON TRUST FUNDS						
*	First Midwest Employee Benefit Equity Fund			889,576	14,530,572	22,638,843
*	First Midwest Employee Benefit Fixed Income Fund			323,664	3,859,874	4,354,091
					18,390,446	26,992,934
LOANS TO PARTICIPANTS						
	Participant Loans	Various	7% - 11%		-	1,325,486
					$ 58,661,159	$ 101,157,966

NOTE: An asterisk in column a. donates an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying Report of Independent Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 28, 2000

By:	/s/ DONALD J. SWISTOWICZ

Donald J. Swistowicz
Member, Plan Committee and Principal Financial
and Accounting Officer of First Midwest Bancorp, Inc.